
12060536

BP 4/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Advisory Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 South Bond Street, Suite 400
(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill 410-537-5414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David M. Churchill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown Advisory Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Deborah L. Gallagher
Notary Public
Howard County
Maryland
My Commission Expires 2/23/2013

David M. Churchill

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5)

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP
KPMG LLP

February 27, 2012

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2011 and 2010

(In thousands)

Assets		**2011**	**2010**
Cash and cash equivalents	$	2,527	4,254
Receivable from clearing organization		697	910
Prepaid expenses and other assets		118	122
Investment securities at fair value, cost of $145 in 2011 and $137 in 2010 (note 3)		151	142
Deferred tax asset (note 9)		973	744
Deposits with clearing organization (note 4)		104	105
	$	4,570	6,277
Liabilities and Member's Equity			
Accrued compensation	$	1,328	1,136
Payable to clearing organization		47	50
Payable to affiliates (note 7)		342	1,940
Accrued expenses and other payables		84	48
Total liabilities		1,801	3,174
Member's equity		2,769	3,103
	$	4,570	6,277

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2011 and 2010

(In thousands)

		2011	2010
Revenues:			
Asset based fees	$	9,963	8,146
Commissions		4,608	4,844
Interest		247	250
Investment income, including realized and unrealized gains (losses) of $3 and $(1) in 2011 and 2010, respectively		9	9
		14,827	13,249
Operating expenses:			
Employee compensation and benefits		12,913	11,848
Service bureau		424	404
Occupancy and equipment		475	421
Promotional and travel		142	119
Communications		105	92
Other		1,248	1,461
		15,307	14,345
Loss before income taxes		(480)	(1,096)
Income tax benefit (note 9)		(146)	(418)
Net loss	$	(334)	(678)

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2011 and 2010

(In thousands)

		Capital contributions	Cumulative (deficit) earnings	Total member's equity
Balance at December 31, 2009	$	3,559	222	3,781
Net loss		—	(678)	(678)
Balance at December 31, 2010		3,559	(456)	3,103
Net loss		—	(334)	(334)
Balance at December 31, 2011	$	3,559	(790)	2,769

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2011 and 2010

(In thousands)

		2011	2010
Cash flows from operating activities:			
Net loss	$	(334)	(678)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Realized and unrealized (gains) losses on investment securities		(3)	1
Changes in operating assets and liabilities:			
Receivable from/payable to clearing organization		210	(73)
Prepaid expenses and other assets		4	210
Deferred tax asset		(229)	(197)
Deposits with clearing organization		1	(1)
Accrued compensation		192	431
Due to affiliates		(1,598)	1,950
Accrued expenses and other payables		36	(2)
Net cash provided by (used in) operating activities		(1,721)	1,641
Cash flows from investing activities:			
Purchases of investment securities		(11)	(4)
Proceeds from sale of investment securities		5	—
Net cash used in investing activities		(6)	(4)
Net increase (decrease) in cash and cash equivalents		(1,727)	1,637
Cash and cash equivalents at beginning of year		4,254	2,617
Cash and cash equivalents at end of year	$	2,527	4,254

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered under the Securities Exchange Act of 1934. The Company's sole member is Brown Advisory Holdings Incorporated (Holdings). The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

Effective January 1, 2012 Holdings transferred its membership interest to Brown Advisory Management, LLC (BAM), a subsidiary of Holdings.

(2) Summary of Significant Accounting Policies

(a) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(b) Asset Based Fees

Asset based fees are generally based on the market value of the assets under management and are determined on a quarterly basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

(d) Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Holdings. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Holdings.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that

(Continued)

is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in tax expense and penalties in other expense.

(e) ***Investments***

Marketable securities are stated at fair value based on quoted market information.

(f) ***Stock-Based Compensation***

The cost of employee services received in exchange for stock compensation is measured based on the grant-date fair value of the employee stock options. Share-based compensation costs included in operations amounted to $503,000 and $463,000 for the years ended December 31, 2011 and 2010, respectively.

(g) ***Fair Value Measurements***

The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. The Company's investments are valued based on quoted market prices in active markets (Level 1 inputs).

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(3) Investment Securities

Investment securities at fair value of $151,000 and $142,000 as of December 31, 2011 and 2010, respectively, consisted of a mutual fund.

(4) Deposits with Clearing Organization

Deposits with clearing organization consisted primarily of money market funds at December 31, 2011 and 2010.

(5) Net Capital Requirement

The Company is required to comply with the uniform net capital rule of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction should its "aggregate indebtedness" exceed 15 times its "net capital," as those terms are defined in the rule at December 31, 2011 and 2010, respectively. This rule also requires that the Company maintain net capital of the greater of $250,000 or 6.67% of aggregate indebtedness. In computing net capital, items not readily convertible into cash are excluded.

(Continued)

A computation of the Company's aggregate indebtedness and net capital under the uniform net capital rule as of December 31, 2011 and 2010 is as follows (in thousands):

		2011	2010
Aggregate indebtedness	$	1,801	3,174
Net capital:			
Total member's equity		2,769	3,103
Deductions/charges:			
Nonallowable assets:			
Receivable from clearing company		(266)	(336)
Prepaid expenses and other assets, other receivables, and deferred tax assets		(1,091)	(867)
Other deductions:			
Fidelity bond		(371)	(270)
Unsecured debits		(4)	(6)
Haircuts		(66)	(99)
Net capital		971	1,525
Minimum required net capital		250	250
Excess net capital	$	721	1,275
Ratio of aggregate indebtedness to net capital		185%	208%
	or	1.85 to 1	2.08 to 1

There are no material differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS filing) as of December 31, 2011 and 2010.

(6) Schedules

No supporting schedules are included herewith since the information required under Rule 17a-5 of the Securities and Exchange Commission is included in the notes to financial statements or is not applicable as the Company is claiming an exemption under Rule 15c3-3(k)(2)(ii) from the requirements of computing the reserve requirements and presenting information for possession or control requirements there under.

(7) Related Party Transactions

Pursuant to an intercompany services agreement (Service Agreement) with Brown Investment Advisory & Trust Company (Trust), a wholly owned subsidiary of Holdings, Trust pays certain expenses for the Company and the Company is allocated certain operating expenses, including occupancy, communications and data processing, advertising and employee compensation and benefits. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. In addition, as compensation for referring clients to Trust, the Company is allocated a portion of fees earned by Trust. Revenues from asset-based fees included $3,266,000 and $1,911,000 in 2011 and 2010, respectively, related to these revenue sharing arrangements. The Company is

also allocated expenses from Holdings and BAM related to certain compensation plans. The Company had a payable to affiliates in the amount of $342,000 and $1,940,000 at December 31, 2011 and 2010, respectively.

(8) Compensation Plans

The Board of Directors of Holdings has approved the issuance of options to purchase its common stock, the issuance of shares of common stock, and subordinated debentures convertible into its common stock, to certain key employees of the Company. Holdings made loans to the employees to fund the purchase of the common stock and debentures. In addition, Holdings made loans to certain employees pursuant to promissory notes upon the employees joining the Company. Compensation expense relating to loan forgiveness allocated to the Company by Holdings was $475,000 and $498,000 in 2011 and 2010, respectively.

Holdings has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by Holdings was $290,000 and $240,000 in 2011 and 2010, respectively.

Options to purchase common stock of Holdings have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the weighted average assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility by taking the average of the stock volatilities of a selected peer group of public asset management companies.

	2011	2010
Valuation assumptions:		
Expected dividend yield	0 %	0 %
Expected volatility	35.80%	35.88%
Expected term (years)	7.07	7.00
Risk-free interest rate	2.67%	3.26%

The weighted average grant date fair value of options granted during the years 2011 and 2010 was $15.83 and $13.84, respectively. The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $595,000 and $903,000, respectively.

(Continued)

Stock option activity during the periods indicated is as follows:

	Number of options (1)		Weighted average exercise price (1)
Balance at December 31, 2009	453,336	$	18.25
Granted	44,850		31.67
Exercised	(50,610)		(13.82)
Forfeited	(16,230)		(25.36)
Expired	—		—
Balance at December 31, 2010	431,346		19.90
Granted	30,600		37.18
Exercised	(25,020)		(14.27)
Forfeited	(3,450)		(31.25)
Expired	—		—
Balance at December 31, 2011	433,476		21.35
Exercisable at December 31, 2011	318,951		17.26

(1) All amounts reflect Holdings' 3-for-1 stock dividend which was effective November 30, 2011.

The weighted average remaining contractual term of options outstanding and options currently exercisable is 4.3 and 3.0 years, respectively.

The total compensation cost for options recognized was $503,000 and $463,000 in 2011 and 2010, respectively. At December 31, 2011, there was $1,047,000 of total unrecognized compensation cost related to nonvested option awards. That cost is expected to be recognized over a weighted average period of 2.7 years.

(9) Income Taxes

Income tax benefit was $(146,000) and $(418,000) for the years ended December 31, 2011 and 2010, respectively. The 2011 and 2010 income tax benefit differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

		2011	2010
Expected tax benefit at 34% tax rate	$	(163)	(373)
Increase (reduction) in income taxes resulting from:			
Incentive stock option expense		23	32
Disqualifying stock option dispositions		—	(51)
50% meals and entertainment disallowance		14	13
State income taxes, net of federal income tax benefit		(21)	(61)
Other		1	22
Total tax benefit	$	(146)	(418)

Income tax (benefit) expense for the year ended December 31 consists of:

		Current	Deferred	Total
2011:				
Federal	$	83	(192)	(109)
State		—	(37)	(37)
	$	83	(229)	(146)

		Current	Deferred	Total
2010:				
Federal	$	(221)	(105)	(326)
State		—	(92)	(92)
	$	(221)	(197)	(418)

(Continued)

Deferred tax assets are comprised of the following at December 31, 2011 and 2010 (in thousands):

		2011	2010
Deferred tax assets:			
Deferred compensation	$	243	178
Employee loan forgiveness		253	249
Stock option expense		487	320
Other		22	35
Gross deferred tax assets		1,005	782
Deferred tax liability – prepaid expenses		(32)	(38)
Net deferred tax asset	$	973	744

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(10) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 27, 2012, the date at which the financial statements were issued, and determined there are no other items to disclose.



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
Brown Advisory Securities, LLC:

In planning and performing our audit of the financial statements of Brown Advisory Securities, LLC (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected and correct. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member and management of the Company, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
KPMG LLP

February 27, 2012



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Brown Advisory Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Brown Advisory Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies and bank statements, as applicable, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and general ledger detail noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and general ledger detail supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.



Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Brown Advisory Securities LLC
901 South Bond St STE 400
Baltimore MD 21231-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $29,285

B. Less payment made with SIPC-6 filed (exclude interest) (14,511)
July 26, 2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 14,774

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $14,774

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $14,774

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brown Advisory Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 21 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,827,325
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,592,507
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	389,697
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	4,153
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	28,168
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $98,791	
Enter the greater of line (i) or (ii)	98,791
Total deductions	3,113,316
2d. SIPC Net Operating Revenues	$ 11,714,009
2e. General Assessment @ .0025	$ 29,285

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